Exhibit 99.6

www.battlemtngold.com TSX.V – BMG OTC PINK – BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

BATTLE MOUNTAIN ANNOUNCES ANNUAL MEETING RESULTS

Vancouver, British Columbia – May 10, 2017 – Battle Mountain Gold Inc. (the “Company”) is pleased to announce that all management-proposed agenda items were approved at its annual and special general meeting held in Vancouver on May 9, 2017.

Re-appointed to the Board were incumbent directors Chet Idziszek, Jonathan Awde, Steven Garwin and Larry Kornze. The incumbent auditors of the Company, Davidson & Company LLP were re-appointed and the Company’s existing stock option plan was re-approved and re-adopted. Shareholders representing more than 58 percent of the Company’s issued shares were represented, and voting on all the preceding matters provided 100 or almost 100 percent support. The Company’s incumbent executive officers have also been re-appointed.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of

BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, Chariman, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.